Delisting Determination,The Nasdaq Stock Market, LLC,
December 5, 2008, Lipid Sciences Incorporated. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Lipid Sciences Incorporated
(the Company), effective at the opening of the trading session on December 15, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4310(c)(02) and 4310(c)(04). The Company was notified of the Staffs determination on August 6, 2008. The
Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel, but withdrew its request for a hearing on September 29, 2008 and trading in the Companys securities was suspended on October 1, 2008. The Staffs Determination to delist the Company became final on October 1, 2008.